Exhibit 99.3

FinVolution Group Announces Third Share Repurchase Program of up to US$150 million

SHANGHAI, Aug. 28, 2023 /PRNewswire/ — FinVolution Group (“FinVolution,” or the “Company”) (NYSE: FINV), a leading fintech platform, today announced that the board of directors of the Company (the “Board”) has authorized a new share repurchase program (the “New Program”) effective on August 29, 2023, under which the Company is approved to repurchase its own Class A ordinary shares in the form of American depositary shares (“ADS”) with an aggregate value of up to US$150 million until August 29, 2025.

Mr. Tiezheng Li, President and Chief Executive Officer of FinVolution Group, said, “We are firmly committed to enhancing shareholder value. Since the initial launch of our first share repurchase program on March 21, 2018 through June 30, 2023, we have cumulatively deployed approximately US$228.6 million to purchase the Company’s ADSs. We believe that at present, the mixed domestic macroeconomic environment in combination with our rapid growth in the flourishing international markets and our strong balance sheet presents an attractive opportunity to return value to shareholders. This program also reflects our confidence in the Company’s business operations and outlook.”

“Our Board approved the New Program in light of the Company’s effective business strategies and outstanding growth potential,” said Mr. Shaofeng Gu, Chairman and Chief Innovation Officer of the Company. “We continue to view FinVolution as an excellent investment, particularly at our current market valuation, and share buybacks serve as an effective capital management tool in the current environment. With our strong liquidity position and financial flexibility, we believe we are well-positioned to capitalize on this buying opportunity while executing our ‘Local Focus, Global Outlook’ strategy to deliver long-term sustainable growth for all our stakeholders.”

The timing and actual number of shares repurchased will be determined by the management at its discretion and will depend on a variety of factors, including, but not limited to, share price, trading volume and general market conditions, along with the Company’s capital allocation strategy to prioritize investments to grow the business over the long term and other factors, as well as subject to the applicable rules of Rule 10b5-1 and/or Rule 10b-18 under the Securities Exchange Act of 1934, as amended. FinVolution plans to fund the repurchases out of its existing cash balance or future cash provided by its operating activities.

About FinVolution Group

FinVolution Group is a leading fintech platform with strong brand recognition in China and international markets connecting borrowers of the young generation with financial institutions. Established in 2007, the Company is a pioneer in China’s online consumer finance industry and has developed innovative technologies and has accumulated in-depth experience in the core areas of credit risk assessment, fraud detection, big data and artificial intelligence. The Company’s platform, empowered by proprietary cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience. As of June 30, 2023, the Company had over 169.3 million cumulative registered users across China, Indonesia and the Philippines.

For more information, please visit: http://ir.finvgroup.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase the volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain the listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and FinVolution does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

FinVolution Group

Head of Investor Relations

Jimmy Tan, IRC

Tel: +86 (21) 8030 3200 Ext. 8601

Email: ir@xinye.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

Email: finv@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: finv@tpg-ir.com